Exhibit 99.1

news release

For Immediate Release

Encana Announces Pricing of $1.46 Billion Initial Public Offering of PrairieSky Royalty

Calgary, Alberta (May 22, 2014)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Encana Corporation (“Encana”) (TSX:ECA)(NYSE:ECA) announced today that it has priced the initial public offering (the “Offering”) of 52,000,000 common shares of PrairieSky Royalty Ltd. (“PrairieSky”), a wholly-owned subsidiary of Encana, at $28.00 per common share (“Offering Price”) for aggregate gross proceeds to Encana of approximately $1.46 billion. PrairieSky has filed the final prospectus dated May 22, 2014 (“Final Prospectus”) in respect of the Offering with the securities commissions or similar authorities in each of the provinces and territories of Canada.

The Offering, which is being conducted by way of a secondary offering by Encana, is being made through a syndicate of underwriters co-led and joint bookrun by TD Securities Inc. and CIBC. The underwriters have been granted an over-allotment option to purchase up to an additional 7,800,000 common shares at the Offering Price, exercisable in whole or in part, until 30 days after Closing, which, if exercised in full, will increase the aggregate gross proceeds to Encana to approximately $1.67 billion.

The Offering is expected to close on May 29, 2014 (“Closing”). Completion of the Offering is subject to, and conditional upon, the receipt of all necessary approvals, including regulatory approvals. Following Closing, Encana will own 60% of the common shares of PrairieSky (prior to any exercise of the over-allotment option).

The Toronto Stock Exchange (TSX”) has conditionally approved the listing of the common shares under the symbol “PSK”. Listing is subject to PrairieSky fulfilling all of the requirements of the TSX.

This Offering is only made by the Final Prospectus. The Final Prospectus contains important detailed information about the securities being offered. Copies of the Final Prospectus are available on SEDAR at http://www.sedar.com or from the underwriters named in the Final Prospectus. Investors should read the Final Prospectus before making an investment decision.

The securities of PrairieSky have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or except pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of PrairieSky’s shares in the United States.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - In the interests of providing Encana shareholders and potential investors with information regarding Encana and PrairieSky, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: Encana’s ownership level in PrairieSky following Closing of the Offering, expected timing of closing of the Offering and expectations that applicable regulatory approvals will be obtained and that the requirements of the TSX will be fulfilled.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance or results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. There can be no assurance that PrairieSky will ultimately complete the Offering, the size of the retained interest that Encana would hold in the future in

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PrairieSky, and other arrangements that would exist between Encana and PrairieSky. Completion of the Offering is subject to a number of risks and uncertainties, including without limitation, those relating to due diligence, favourable market conditions and stock exchange, regulatory and third party approvals. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, all of which are subject to the risk factors identified elsewhere in this news release or in the Final Prospectus, including assumptions related to receipt of all required regulatory approvals and completion of the Offering.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana and PrairieSky undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

FOR FURTHER INFORMATION PLEASE CONTACT:

Encana Corporation—Investor contact

Brian Dutton

Director, Investor Relations

(403) 645-2285

Encana Corporation

Patti Posadowski

Senior Advisor, Investor Relations

(403) 645-2252

Encana Corporation—Media contact

Jay Averill

Director, External Communications

(403) 645-4747

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